Exhibit 99.1

BIT Mining Invests in Cryptocurrency Mining in Ohio

HONG KONG, China, September 22, 2021 – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading cryptocurrency mining enterprise, today announced that it has entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements (the “Agreements”) with Viking Data Centers, LLC (“Viking Data Centers”) to jointly invest in the development of a cryptocurrency mining data center space in Ohio (the “Ohio Mining Site”) with access to power capacity of up to 85 megawatts (“MW”). Development of the Ohio Mining Site is currently expected to be fully completed in February 2022.

Pursuant to the Agreements, the Company will invest a total of US$12.14 million in the Ohio Mining Site, which will be jointly developed and operated through a joint venture (the “JV”) with Viking Data Centers. Of the US$12.14 million consideration, US$10.84 million will be paid in cash and the remaining US$1.3 million payable to Viking Data Centers will be settled either in cash, or in the form of Class A ordinary shares, par value US$0.00005 per share of the Company, at the Company’s discretion. Upon execution of the Agreements, the Company will hold a 51% equity interest in the Ohio Mining Site, and Viking Data Centers will hold the remaining 49%. The Ohio Mining Site will be developed in three phases, with 11MW in the first phase, 39MW in the second and the remaining 35MW in the third. The first, second and third phases are currently expected to be completed by October 15, 2021, November 15, 2021 and February 15, 2022, respectively.

As part of its growth strategy, BIT Mining has been executing a robust plan to invest in, acquire and develop high-quality mining resources around the world. The Company has shipped 1,016 mining machines to the United States as of the date of this press release. Going forward, the Company plans to further strengthen its expansion efforts and accelerate its global development.

The transactions contemplated under the Agreements are subject to customary closing conditions.

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company owns the entire mining pool business operated under BTC.com, including the domain name BTC.com. The Company has also entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, to complete the Company’s vertical integration with its supply chain, increase its self-sufficiency and strengthen its competitive position.

About Viking Data Centers

Viking Data Centers is focused on developing high-performance computer data centers focused on crypto mining at which it can offer co-location infrastructure, operations, and maintenance services to crypto miner clients. It currently is developing a mining space up to 170MW in the state of Ohio.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining's actual results to differ materially from those indicated in the forward-looking statements include, among others: the formation of the JV, the joint development and operation of the Ohio Mining Site, and the execution and anticipated benefits of BIT Mining’s growth strategy, including the transactions contemplated under the Agreements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited
ir@btc.com
Ir.btc.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: BITMining@thepiacentegroup.com